NR10-14

December 22, 2010

Cardero Provides Update on Coalhunter Mining Investment

Cardero Increases Investment in Coalhunter

Verification Drilling Completed at Carbon Creek

Metallurgical Coal Deposit, Northeast BC

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) is pleased to provide an update on its investment in Coalhunter Mining Corporation (“Coalhunter”).  Cardero currently holds approximately 41.4% of Coalhunter, a private corporation, which holds a 75% interest in the Carbon Creek Coking Coal Deposit, located in northeast British Columbia, Canada.

Coalhunter has advised that it has completed drilling 8 verification drillholes, which it anticipates will allow for the preparation of a NI 43-101 compliant resource estimate for the project.  The Carbon Creek deposit was drilled in the 1970’s and early 1980’s by Utah Mines Ltd. (now BHP Billiton) and has a non-43-101 compliant historical resource (details below).  An independent NI 43-101 technical report on the project is now being finalized and Coalhunter understands that it should be completed by the end of January, 2011.  Information in this news release regarding Coalhunter, the Carbon Creek Coal deposit and the NI 43-101 report currently in progress on the property has been supplied by Coalhunter and, while believed to be correct, has not been independently verified by Cardero.

“We believe that Carbon Creek is a viable coking coal deposit with near-term development potential.” stated Michael Hunter, Coalhunter’s President and CEO.  “The current verification drill program has confirmed the results of the historical drillholes and we believe the preparation of an initial NI 43-101 compliant resource estimate will significantly enhance shareholder value as we move forward.”

“We see the Carbon Creek metallurgical coal deposit as a premium asset in British Columbia’s northeast coalfield.” stated Henk van Alphen, Cardero’s President and CEO.  “There have been several interesting deals in the metallurgical coal space over the past month, not the least of which is the proposed purchase of Western Coal by Walter Energy Inc. for $3.3 billion.  I am delighted with our strategic investment in Coalhunter, which provides Cardero with significant exposure in the metallurgical coal market.”

Increase in Coalhunter Investment by Cardero

On December 17, 2010, Cardero participated in a private placement in Coalhunter, and acquired an additional 5,600,000 common shares at a cost of $2,800,000.  This purchase was part of a 14,000,000 shares private placement by Coalhunter which raised total proceeds of $7,000,000.  Cardero has a right to maintain its interest in Coalhunter on an ongoing basis, and a one-time right to increase its position to 51% in conjunction with the completion of any initial public offering by Coalhunter.  Pursuant to its “top-up” right, Cardero has the right to acquire an additional 3,608,143 common shares of Coalhunter at a cost of $0.30 per share, for an additional investment of $1,082,442.90, which placement is anticipated to close shortly.  Upon completion of this “top-up” private placement, Cardero’s interest will increase to 45.5% and it will have the right to maintain this interest going forward.

NI 43-101 Report

Cardero has been advised by Coalhunter that Norwest Corporation (“Norwest”) is preparing a NI 43-101 compliant technical report on the Carbon Creek deposit, and has completed digital capture of historical data, including definition drilling data, geophysical drill logs, and coal quality analysis.  Between 1970 and 1981, Utah Mines Ltd. completed 296 rotary and diamond drill holes totalling nearly 26,000 metres at an average drill-spacing of 250 metres.  As is normal in the coal industry, geophysical logging was routinely employed by Utah, thereby providing a valuable analysis of coal seam continuity and correlation.  Utah also carried out coal quality analysis, which was determined through analysis of drillhole coal intersections and through bulk analysis of 8,250 short tons coal extracted from adits.  Coalhunter believes that the extensive historical data available for the project effectively positions the Carbon Creek deposit as an advanced project.  All aspects of the 43-101 report are expected to be complete by the end of January, 2011.

Historical Resource Estimate

In 1976, Utah Mines Ltd. quoted an “in-place” coal tonnage of 132.8 million short tonnes (120.47 metric tonnes).  This historical estimate was based on results from 296 drillholes and geophysical drill logs.  Mr. Skender Sulaj, P.Geo, Coalhunter’s Chief Geologist and a qualified person as defined by National Instrument 43-101, has reviewed the available data, and believes that the historic resource estimate was carried out in a professional and competent manner and that the estimated resource most closely responds to the NI 43-101 category of “measured and indicated resources”.  This determination is supported by Mr. Keith Henderson, Cardero’s Vice-President, Exploration and a qualified person as defined by National Instrument 43-101, who has also reviewed the data.  This historical resource estimate is considered relevant by Coalhunter, both for the purposes of Coalhunter’s decision to acquire the Carbon Creek property and to guide Coalhunter in formulating a resource definition exploration program for the property.  The historical resource is also considered relevant by the Company, as it formed the primary justification for the acquisition of the interest in Coalhunter.  However, both Coalhunter and the Company caution that both the Utah Mines Ltd. reports and the included resource estimate were prepared before the introduction of NI 43-101, and are therefore historical in nature and neither Coalhunter nor the Company are treating such resources as a current resource under NI 43-101.  Investors are further cautioned that a qualified person has not yet completed sufficient work to be able to verify the historical resources, and therefore they should not be relied upon

Verification Drilling

Cardero understands that Norwest have completed the construction of a 3D geological model of the deposit.  In order to prepare an initial NI 43-101 compliant resource estimate, Norwest selected 8 verification drillholes.  Norwest has advised Coalhunter that the positive results achieved from the drill program will allow it to complete the initial 43-101 resource estimate for the property on schedule by the end of January, 2011.

Coal Quality

Coalhunter has advised that the NI 43-101 report will include an assessment of the coal quality at Carbon Creek, which will be undertaken by Mr. David Pearson, a leading authority on western Canadian coal quality.  Mr. Pearson will provide a summary of coal quality and the suitability of the Carbon Creek coal to be sold into the seaborne metallurgical coal market.

ABOUT COALHUNTER MINING CORPORATION

Coalhunter is a private British Columbia company which has successfully negotiated a joint venture to explore and, if warranted, develop, certain coal deposits in the Carbon Creek coal field located in British Columbia’s northeast coalfield.  The joint venture property consists of a lease of freehold coal and certain coal licenses issued by the British Colombia government.  Coalhunter will hold a 75% interest in the joint venture and its co-venturer will hold a 25% carried interest.  Coalhunter will be required to fund all exploration, development and mining costs, and the co-venturer will receive 25% of the net proceeds (after recovery by Coalhunter of its capital expenditures and ongoing operating costs).

ABOUT CARDERO RESOURCE CORP.

Cardero’s focus through 2010 is to realise the considerable value it believes is locked in its remaining iron ore assets in the Marcona District of southern Peru, and in Minnesota, USA while continuing to progress its base and precious metal exploration projects in Argentina and Mexico, and aggressively seek out and potentially acquire new advanced stage projects such as Coalhunter and the Carbon Creek metallurgical coal deposit.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Nancy Curry, Manager – Corporate Communications

Email:  info@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the completion of a NI 43-101 report on the Carbon Creek coal deposit, the preparation of an NI 43-101 compliant initial resource at the Carbon Creek property the potential for any production at the Carbon Creek project, whether near term or at all, the potential for a production decision to be made regarding the Carbon Creek deposit and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the latest technical report filed with respect to the Livengood Property.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.